SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 9)

CENTRUS ENERGY CORP.

(Name of Issuer)

CLASS A COMMON STOCK, $0.10 PAR VALUE

(Title of Class of Securities)

15643U104

(CUSIP Number)

Morris Bawabeh

15 Ocean Avenue

Brooklyn, NY 11225

Telephone: (718) 703-8441

With a copy to:

Len Breslow, Esq.

Breslow & Walker, LLP

100 Jericho Quadrangle, Suite 230

Jericho, NY 11753

Telephone: (516) 822-6505

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

                                  December 18, 2023

Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 15643U104	13D

1	NAMES OF REPORTING PERSONS Morris Bawabeh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,315,455 shares[1] (see Item 5 infra)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,315,455 shares[1] (see Item 5 infra)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,315,455 shares[1] (see Item 5 infra)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.8%[1] (see Item 5 infra)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1 The reporting person disclaims beneficial ownership of these securities except to the extent of his equity interest therein.

CUSIP No. 15643U104	13D

1	NAMES OF REPORTING PERSONS Kulayba LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 1,315,455 shares (see Item 5 infra)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,315,455 shares (see Item 5 infra)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,315,455 shares (see Item 5 infra)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.8% (see Item 5 infra)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 15643U104	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) M&D Bawabeh Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0 shares (see Item 5 infra)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 0 shares (see Item 5 infra)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares (see Item 5 infra)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0% (see Item 5 infra)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Explanatory Note:

This Amendment No. 9 (this “Amendment”) to the Statement of Beneficial Ownership on Schedule 13D amends the Schedule 13D filed on March 30, 2016 (as subsequently amended) (the “Schedule 13D”) by the reporting person with the Securities and Exchange Commission with respect to shares of Class A common stock (the “Common Stock”) of Centrus Energy Corp (the “Issuer”). Capitalized terms used but not defined in this Amendment have the meaning set forth in the Schedule 13D. This Amendment is being filed to amend and supplement the Schedule 13D as set forth herein. Disclosure items set forth in the Schedule 13D shall remain in effect, except to the extent expressly amended or superseded by this Amendment.

Item 5. Interests in Securities of the Issuer.

Item 5(c) of the Schedule 13D is hereby amended to add the following disclosures:

(c) Transactions within the past 60 days: On December 18, 2023, Kulayba exercised the entire Warrant for 250,000 shares on a cashless basis, resulting in the issuance of 149,179 shares of Common Stock to Kulayba. In addition, Kulayba contributed 40,000 shares of Common Stock to the M&D Bawabeh Foundation, Inc. (the “Foundation”) on November 13, 2023, and contributed 10,000 shares of Common Stock to the Foundation, Inc. on December 15, 2023. The following additional transactions with respect to the shares of Common Stock took place during the last 60 days:

Reporting Person	Date of Transaction	Number of Shares Sold(S)/Bought(B)	Price Per Share	Where/How Effected
M&D Bawabeh Foundation, Inc.	12/5/23	2,000(S)	$51.30	Open Market
M&D Bawabeh Foundation, Inc.	12/6/23	2,000(S)	$51.85	Open Market
M&D Bawabeh Foundation, Inc.	12/6/23	1,000(S)	$52.10	Open Market
M&D Bawabeh Foundation, Inc.	12/6/23	1,000(S)	$52.12	Open Market
M&D Bawabeh Foundation, Inc.	12/6/23	1,000(S)	$52.56	Open Market
M&D Bawabeh Foundation, Inc.	12/6/23	1,000(S)	$52.71	Open Market
M&D Bawabeh Foundation, Inc.	12/6/23	2,000(S)	$51.82	Open Market
M&D Bawabeh Foundation, Inc.	12/6/23	2,000(S)	$51.80	Open Market
M&D Bawabeh Foundation, Inc.	12/6/23	2,000(S)	$51.90	Open Market
M&D Bawabeh Foundation, Inc.	12/6/23	2,000(S)	$52.07	Open Market
M&D Bawabeh Foundation, Inc.	12/7/23	1,000(S)	$50.00	Open Market
M&D Bawabeh Foundation, Inc.	12/7/23	3,000(S)	$51.42	Open Market
M&D Bawabeh Foundation, Inc.	12/7/23	1,000(S)	$51.57	Open Market
M&D Bawabeh Foundation, Inc.	12/7/23	2,000(S)	$51.51	Open Market
M&D Bawabeh Foundation, Inc.	12/7/23	2,000(S)	$50.63	Open Market
M&D Bawabeh Foundation, Inc.	12/8/23	3,000(S)	$51.53	Open Market
M&D Bawabeh Foundation, Inc.	12/8/23	2,500(S)	$51.40	Open Market
M&D Bawabeh Foundation, Inc.	12/8/23	2,000(S)	$51.03	Open Market
M&D Bawabeh Foundation, Inc.	12/11/23	12,500(B)	$49.20	Open Market
M&D Bawabeh Foundation, Inc.	12/13/23	5,000(S)	$52.27	Open Market
M&D Bawabeh Foundation, Inc.	12/13/23	7,500(S)	$52.00	Open Market
M&D Bawabeh Foundation, Inc.	12/13/23	2,500(S)	$52.01	Open Market
M&D Bawabeh Foundation, Inc.	12/13/23	5,000(S)	$52.11	Open Market
M&D Bawabeh Foundation, Inc.	12/19/23	1,500(S)	$52.62	Open Market
M&D Bawabeh Foundation, Inc.	12/19/23	1,500(S)	$52.38	Open Market
M&D Bawabeh Foundation, Inc.	12/19/23	2,000(S)	$52.40	Open Market
M&D Bawabeh Foundation, Inc.	12/19/23	94(S)	$54.00	Open Market
M&D Bawabeh Foundation, Inc.	12/19/23	1,000(S)	$52.49	Open Market
M&D Bawabeh Foundation, Inc.	12/19/23	1,000(S)	$52.44	Open Market
M&D Bawabeh Foundation, Inc.	12/19/23	1,406(S)	$52.32	Open Market
M&D Bawabeh Foundation, Inc.	12/19/23	1,500(S)	$52.95	Open Market

The percentages of beneficial ownership shown in this Amendment are based on 14,956,434 shares of Common Stock issued and outstanding as of December 19, 2023 (which consists of (a) 14,807,255 shares of Common Stock as reported on the Issuer’s Form 10-Q for the quarter ended September 30, 2023, filed on November 8, 2023, and (b) the 149,179 shares of Common Stock issued upon exercise of the Warrant).

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2023

/s/ Morris Bawabeh
Morris Bawabeh

Kulayba LLC

By:	/s/ Morris Bawabeh
Morris Bawabeh, Sole Member

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).
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